SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Relativity Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

75944B 205

(CUSIP Number)

Tarek Tabsh

Chief Executive Officer

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

Telephone: (888) 710-4420

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75944B 205

1	Names of Reporting Person. Relativity Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,687,656 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,687,656 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,687,656 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.80%
14	Type of Reporting Person OO

(1)	Includes (i) 3,033,906 of the Issuer’s shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into the Issuer’s shares of Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the shares of Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-262156) and (ii) 653,750 shares of Class A Common Stock underlying private placement units (each private placement unit consisting of one share of Class A Common Stock and one redeemable warrant upon the consummation of the Issuer’s initial business combination), acquired pursuant to a Unit Subscription Agreement by and between Relativity Acquisition Sponsor LLC and the Issuer.

CUSIP No. 75944B 205

1	Names of Reporting Person. Tarek Tabsh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 3,687,656 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 3,687,656 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,687,656 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.80%
14	Type of Reporting Person IN

(1)	Includes (i) 3,033,906 of the Issuer’s shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into the Issuer’s shares of Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-262156) and (ii) 653,750 shares of Class A Common Stock underlying private placement units (each private placement unit consisting of one share of Class A Common Stock and one redeemable warrant), acquired pursuant to a Unit Subscription Agreement by and between Relativity Acquisition Sponsor LLC and the Issuer. Tarek Tabsh is the sole manager of the Sponsor with voting and investment discretion of the securities held by the Sponsor and accordingly may deemed to have beneficial ownership of securities reported herein. Mr. Tabsh disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Relativity Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and Tarek Tabsh (the “Reporting Persons”).

Item 1.	Security and Issuer

Securities reported: Class A Common Stock, par value $0.0001 per share and Class B Common Stock, par value $0.0001 per share (collectively, the “Common Stock”)

Issuer: Relativity Acquisition Corp (the “Issuer”)

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 83.80% of the issued and outstanding shares of common stock of the Issuer (4,400,795) outstanding as of December 21, 2022, based on (x) the number of issued and outstanding shares of Class A Common Stock (807,405) and shares of Class B Common Stock (3,593,750), as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 28, 2022; and

(ii)	Tarek Tabsh, the Chief Executive Officer and director of the Issuer, is the sole manager of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Relativity Acquisition Corp., 3753 Howard Hughes Pkwy, Suite 200, Las Vegas, NV 89169.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination. Tarek Tabsh, the Chief Executive Officer and director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Tarek Tabsh is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Class A Common Stock and Class B Common Stock currently beneficially owned by the Reporting Persons was $6,562,500. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on May 28, 2021, the Sponsor purchased 3,750,000 shares of Class B Common Stock (the “Founder Shares”) for a purchase price of $25,000, pursuant to a Securities Subscription Agreement, dated May 28, 2021, between the Sponsor and the Issuer (the “Purchase Agreement”). The Purchase Agreement provided that up to 562,500 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriters of the IPO do not exercise their over-allotment option in full.

On December 14, 2021, pursuant to the Cancellation Agreement between the Sponsor and the Issuer (the “December Cancellation Agreement”) filed herewith, the Sponsor returned to the Issuer, at no cost, an aggregate of 511,250 Founder Shares, which the Issuer cancelled, resulting in an aggregate of 3,238,750 Founder Shares outstanding and held by the Sponsor. On January 12, 2022, our sponsor transferred 176,094 Founder Shares to George Syllantavos, and 28,750 Founder Shares to Anastasios Chrysostomidis. This resulted in the Sponsor holding an aggregate of 3,033,906 Founder Shares, as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On February 15, 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 653,750 units (“Private Placement Units”) of the Issuer at $10.00 per Private Placement Unit, pursuant to a Unit Subscription Agreement, dated February 10, 2022, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock and one redeemable warrant, (as described more fully in the Issuer’s Final Prospectus dated February 10, 2022).

The shares of Class A Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of shares of Class A Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Class A Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote their shares in favor of any proposed business combination, (B) not to redeem any shares (including the Founder Shares and the shares underlying Placement Units) in connection with such stockholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Second Amended and Restated Certificate of Incorporation relating to stockholders’ rights or pre-business combination activity and (C) that the Founder Shares (as defined below) and the shares under Placement Units shall not participate in any liquidating distribution upon winding up if an initial business combination is not consummated.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of the shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 4,400,795 shares of Common Stock, based on (x) the number of issued and outstanding shares of Class A Common Stock (807,045) and shares of Class B Common Stock (3,593,750), as reported in the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC December 28, 2022 are as follows:

Relativity Acquisition Sponsor LLC
a)		Amount beneficially owned: 3,687,656	Percentage: 83.80%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,687,656
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,687,656
	iv.	Shared power to dispose or to direct the disposition of:	0

Tarek Tabsh
a)		Amount beneficially owned: 3,687,656	Percentage: 83.80%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,687,656
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,687,656

Tarek Tabsh is the sole manager of the Sponsor and has voting and investment discretion with respect to the shares of Common Stock held by the Sponsor. As such, he may be deemed to have beneficial ownership of the shares of Common Stock held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly. Certain officers and directors of the Issuers are, directly or indirectly, a member of the Sponsor.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s shares of Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor and Related Transactions

In connection with the organization of the Issuer, on May 28, 2021, 3,750,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 562,500 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriters of the IPO do not exercise their over-allotment option in full. Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

On December 14, 2021, pursuant to the Cancellation Agreement between the Sponsor and the Issuer (the “December Cancellation Agreement”) filed herewith, the Sponsor returned to the Issuer, at no cost, an aggregate of 511,250 Founder Shares, which the Issuer cancelled, resulting in an aggregate of 3,238,750 Founder Shares outstanding and held by the Sponsor. On January 12, 2022, our sponsor transferred 176,094 Founder Shares to George Syllantavos, and 28,750 Founder Shares to Anastasios Chrysostomidis. This resulted in the Sponsor holding an aggregate of 3,033,906 Founder Shares, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on December 5, 2022.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on January 13, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On February 15, 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 653,750 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On February 10, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote the Founder Shares, Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Second Amended and Restated Certificate of Incorporation with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a stockholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to stockholders’ rights or pre-business combination activity and (D) that the Founder Shares and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The Insider Letter provides that the Sponsor may not transfer any Founder Shares (except to certain permitted transferees as described in the Insider Letter) until the earlier of (i) six months after the date of the consummation of the Issuer’s initial business combination or (ii) subsequent to the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Company’s initial Business Combination or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 16, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On February 10, 2022, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on February 16, 2022 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of May 28, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on January 28, 2022).

Exhibit 10.2	Unit Subscription Agreement, dated as of February 10, 2022, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2022).

Exhibit 10.3	Insider Letter, dated as of February 10, 2022, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2022).

Exhibit 10.4	Registration Rights Agreement, dated as of February 10, 2022, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 16, 2022).

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2023	RELATIVITY ACQUISITION SPONSOR LLC

	By:	/s/ Tarek Tabsh
		Name:	Tarek Tabsh
		Title:	Managing Member

Date: January 9, 2023	/s/ Tarek Tabsh
Tarek Tabsh